EXHIBIT 99


    CISNEROS TELEVISION             EL SITIO                     IAMP
        GROUP CTG             tu lugar en internet          IBERO-AMERICAN
                                                            MEDIA PARTNERS

                                    CLAXSON
                               Interactive Group

       The Creation of a Leading Ibero American Branded Content Company

     The Cisneros Group of Companies                     Hicks Muse

     This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this presentation address the following subjects:
     expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

     The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that El Sitio and the assets of the Cisneros Group and Hicks, Muse, Tate and Furst will not be integrated successfully; costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships, the subscriber base and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; risk of accepting warrants in certain agreements; risks of new and changing regulation in the U.S. and internationally.

     For a detailed discussion of these and other cautionary statements, please refer to El Sitio's filings with the Securities and Exchange Commission.

                              TRANSACTION SUMMARY

           El Sitio                      IAMP
     tu lugar en internet                IBERO-AMERICAN
                                         MEDIA PARTNERS
                                         The Cisneros Group of Companies
                                         Hicks Muse

          41.5% --->         CLAXSON       <----58.5%
                        Interactive Group

PRO FORMA OWNERSHIP
     - Cisneros Group               37%
     - Hicks, Muse, Tate & Furst    29%
     - El Sitio Founders Group      17%
     - Public                        9%
     - Other                         8%

HIGHLIGHTS
     - Expected to Close    Q1'01
     - Exchange Ratio:      1:1
     - Pro Forma Shares:    109.5 MM
     - Tax Free Structure
     - Ticker:              LCTO (NASDAQ)
     - US GAAP/FYE:         12/31

                              STRATEGIC RATIONALE

- First Mover in Ibero American Multi Media Content
- Solid Business Model
     - Revenue predictability and growth
     - Business line diversification with operational synergies
     - Clear path to profitability
- Valuable & Proprietary Branded Content
- New and Interactive Approach to our Market
     -Multi-platform content offering to consumers & advertisers
     -One-stop-shopping for advertisers and interactive marketing
-Leverage Leading Brands Across Multiple Platforms

                                BUSINESS LOGIC

Cross-Promotion -   Minimizes cash marketing expenditures by driving viewers
                    across media

Advertising -       Pan-regional one-stop-shop for advertisers across
                    multiple platforms with a highly targeted audience reach

Content Sharing -   Maximizes returns on existing content by using it across
                    multiple platforms

Broadband Content - Pay TV and broadcast assets position our Internet business to take advantage of audio and video streaming

New Media -         Combines El Sitio's leading horizontal portal with new
                    branded vertical channels in selected categories

Cost Savings -      Synergies derived from combined general and corporate
                    administrative functions

                             FINANCIAL HIGHLIGHTS

                  Pro Forma Consolidated Financial Highlights
                                  (US$ in MM)

Summary                      Latest 12 Months
Income Statement             Ended 6/30/2000
----------------------       ---------------------

Net Revenues                      $118.7
EBITDA                           ($ 35.7)

Summary
Balance Sheet                As of 6/30/2000
-----------------            -------------------

Cash                              $118.6
Total Assets                      $588.3
Long-Term Debt                    $116.3
Stockholders' Equity              $409.0


                         TREMENDOUS MARKET OPPORTUNITY
     (Consolidated Aggregate Gross Revenues ("CAGR") For Latin America, the
            Iberian Peninsula and the U.S. Hispanic Market In US$MM)

                                     1999       2003      CAGR
                                                          projected
                                                          increase
                                    ------      ------    ---------
Pay TV - Subscription               $2,042     $4,614        23%
Pay TV - Advertising                $  715     $1,513        21%
Internet - Advertising              $  199     $2,524        89%



Multiple Revenue Streams and Geographic Diversification are Expected to Reduce Risk and Drive Growth
Source: IDC, Kagan World Media, Zenith Media and Company Estimates

                                 OUR STRENGTHS

Claxon Interactive Group
     Traditional Media
     Internet
     Brands
     Interactive Content

A Unique Integrated Multi-Platform Branded Content Company

                    INTEGRATION OF LEADING BRANDED CONTENT

Pay TV
     - Leading Latin American Pay TV Programmer
     - Over 40MM aggregate subs as of June 30, 2000
     - Playboy International-one of the few global Pay TV networks
Internet
     - Leading regional portal
     - Leading content verticals
     - 500MM quarterly page views
Broadcast
     - #1 Radio Group in Chile
     - Leading TV Network in Chile
     - #1 Network in English Caribbean
Brands
     The Adult Channel
     AEI Music Latin America
     Artistdirect Network
     Astrologia Cupido.net
     Aurora
     batalla cybernaval
     Caribbean Communication Network
     Chilevision
     Corazon FM
     Cl@se
     Cronica TV
     Cupido.net
     decompras.com
     El Sitio
     FM Hit101.7
     FMD2S
     Futuro
     HTV
     Infinito
     I.sat
     Jupiter Comic
     Locomotion
     MuchMusic
     Mujer
     Music One
     Playboy TV
     Pudahuel FM
     Rock & Pop
     Ruby
     Space
     Spice
     3d.elsitio.com
     Uniseries
     Venus

              SUPERIOR MEDIA MODEL:  CLEAR PATH TO PROFITABILITY

Claxson Interactive Group
-   Brand
    -  Multiple Leading Consumer Brands
    -  Pan-regional Presence
-   Capture Audience
    -  High Quality Content
    -  Interactive Features
    -  Cross Promotion
-   Monetize
    -  Cross Media Advertising
    -  Pay TV Subscription Fees
    -  Interactive Marketing & Database Building
-   Invest
    -  Expand Reach
    -  Acquisitions & Consolidation

EXPERIENCED MANAGEMENT TEAM

Roberto Vivo                  -   Chairman & CEO
Horacio Milberg               -   CFO
Benjamin Moody                -   EVP of Corporate Development & Strategy
Jay Scharer                   -   President of Pay TV
Roberto Cibrian-Campoy        -   President of Internet
Jaime Vega                    -   President of Broadcasting

10 Board Members including 3 Independent Directors
(3 Cisneros; 2 Hicks Muse; 1 El Sitio Founders Group; 1 CEO; 3 Independent)

                           TRANSACTION CORNERSTONES
-  Solid Business Model
   Valuable & Proprietary Branded Content
   New Interactive Approach to the Market

                             DYNAMIC REVENUE MODEL
- Diversified
         -Multiple content platforms
         -Geographic
- Growing
         -Increased cable subscription and penetration
         -Traditional and internet media advertising
         -Growing global footprint (Playboy TV International)
- Predictable
         -Significant contract-based revenue streams

                     PLATFORM & GEOGRAPHIC DIVERSIFICATION
PAY-TV (North America, Central America, South America, Iberian Peninsula)
         AEI Music
         Cl@se
         HTV
         I.Sat
         Infinito
         Jupiter Comic
         Locomotion
         MuchMusic
         Playboy TV
         Space
         Spice
         Uniseries
         Venus

INTERNET (North America, Central America, South America)
         El Sitio
         El Sitio 3d
         De Compras
         Cupido.net
         ARTISTdirect Network

BROADCASTING (Central America, South America)
         Radio Chile
         Chilevision
         Caribbean Communications Network

                     DIVERSIFIED AND GROWING REVENUE BASE

                              Claxson's Pro Forma
                              LTM Ended 6/30/2000

Advertising                         40%
Subscription                        56%
Other                                4%
Total Revenues                    $119 MM

- Solid Pay TV subscription base
- Highest revenue growth will come from advertising sales
         - Pay TV, Internet and Radio advertising market in infancy stage

               PAY TV SUBSCRIPTION:  PREDICTABLE REVENUE STREAM

-Contract-based revenue stream
      -40MM channel subscribers on basic tiers
-New contracts and increased penetration in existing Pay TV systems -Strong relationships with distribution platforms

The Cisneros Group of Companies --> DirecTV --> Via Digital
                                                Galacy Latin America

Hicks Muse --> CableVision    InterCable    TV Cidade

                           TRANSACTION CORNERSTONES

  Solid Business Model
- Valuable & Proprietary Branded Content
  New Interactive Approach to the Market

              "MUST HAVE" PAY TV PACKAGE FOR LATIN CABLE SYSTEMS

MUSIC
- MuchMusic Latin America         - Leading music TV channel in Southern Cone
- HTV                             - Premiere pan-regional Latin artist hit
                                    music TV channel
- AEI Music Latin America         - Digital service providing over 60 audio
                                    channels


MOVIES
- Space                           - Leading movie channel in Argentina
- I.Sat                           - Movie hit shows and music channel for
                                    young adults

FAMILY
- Uniseries                       - Channel devoted to classic favourite
                                    series
- Locomotion                      - Vanguard animation channel for young
                                    adults and teens
-Cl@se                            - Latin America's first regional education
                                    channel

DOCUMENTARY
- Infinito                        - Channel dedicated to unexplained and
                                    unexplored

ADULT ENTERTAINMENT
- Playboy TV International        - Playboy TV, Spice, Venus, and others

COMEDY
- Jupiter Comic                   - Latin America's only all-comedy channel

              PAY TV SUBSCRIPTION:  SUBSTANTIAL GROWTH POTENTIAL

               HTV   Space  Infinito  I.Sat  Much   Uniseries  Loco-    Jupiter   Playboy    Venus    Spice
                                             Music             motion    Comic       TV
               ---   -----  --------  -----  -----  ---------  ------   -------   -------    -----    -----

Argentina       X      X        X      X       X        X        X         X          X        X        X

Chile           X      X        X      X       X        X        X         X          X
Bolivia         X      X        X      X       X        X                  X          X        X

Paraguay        X      X        X      X       X        X        X         X                   X

Uruguay         X      X        X      X       X        X        X         X                   X
Brazil          X               X              X                 X                    X        X        X

Mexico          X               X              X                 X                    X        X        X

Colombia        X               X              X                 X                    X        X        X
Venezuela       X               X              X                 X                    X        X        X

Peru            X               X                                X                    X        X

Ecuador         X               X              X                 X                    X        X
Caribbean       X               X              X                 X                    X        X        X

Central         X               X              X                 X                             X        X
Amer.

Spain                                                            X                    X
Portugal                                                         X                    X

US Hispanic     X                                                                     X

Subscribers   6.9    6.0    5.7      5.5    5.1      4.5       4.3     0.8        Premium/PPV
(millions,
as of June
30, 2000)

     Geographic Diversification Mitigates Volatility and Maximizes Growth
                                 Opportunities

                           EXTENSIVE PROGRAM LIBRARY

Leading Pay TV programming library in Southern Cone

-Exhibition Rights
   - 19,000 movies
   - 1,000 hours of mini-series
   - 19,000 episodes of TV drama series and sitcoms
   - 10,700 episodes of documentaries and docu-series
   - 1,000 episodes of animated series
   - 250 musicals and concerts
-Owned Copyrights
   - 400 Spanish language Argentine made "Golden Age" feature films and contemporary productions

                      PLAYBOY TV INTERNATIONAL FRANCHISE
                        19.4 million current households

1999                 2000                2001
Latin America        Israel              Eastern Europe
Iberian Penninsula    Taiwan             Czech Republic
U.S. Hispanic Market Benelux             Slav Republic
Japan          Belgium           Hungary
Scandinavia       Netherlands       Romania
Turkey            Luxemburg              Germany
               New Zealand       Austria
               France         Switzerland
                           Italy
                           Greece
                           Korea
                           Poland


Exclusive International Rights to Playboy TV Programming

                           TRANSACTION CORNERSTONES

   Solid Business Model
   Valuable & Proprietary Branded Content
-  New Interactive Approach to the Market

                   ACCESS TO HIGH PURCHASING POWER AUDIENCE
                                     (US$)

Target Market                              Complementary Audience
-------------------------------------      ------------------------------
Socio-           Annual Purchasing         Pay TV           Internet
Economic         Power Per                 Target           Target
Strata           Household                 Audience         Audience
--------------   --------------------      ------------     -------------

A                $117,421                  Target Audience
B                $29,265
C                $11,485
D/E              $3,542

                       Target Market of 35 MM Households
Source:  Latin America Consumer Market Report, 1999

               SUPERIOR SEGMENTATION PROPOSITION FOR ADVERTISERS

INTERNET INTERACTIVITY
   Pay TV
       Family
           El Sitio
           Inifinito
           decompas.com

           Cronica TV
           Uniseries
           Space
           Astrologia CupidoNet
           Jupiter Comic
           Cupido.net
           Chilevision
   Pay TV/Broadcast
       Young Adult/Teenagers
           Locomotion
           El Sitio
           3d.elsitio.com
           batalla cybernaval
           Astrologia CupidoNet
           Cl@se
           Bla chat
           I.sat
           decompras.com
           Cupido.net
           Corazon.F.M
           Music One
           HTV
           ARTISTdirect network
           Aurora
           MuchMusic
           FMD2S
           AEI Latin America
           FM Hit101.7
           Pudahuel FM
           Futuro
           Rock & Pop
   Broadcast
       Adult
           Spice
           Playboy TV International LLC
           Venus

                         ONE-STOP-SHOP FOR ADVERTISERS

GEOGRAPHIC
  REACH                        PAY TV         INTERNET       BROADCASTING
---------------------          ------         --------       ------------
     Pan-Regional                X                X
     National                    X                X                 X
     Local                                        X                 X

SEGMENTATION
     Gender                      X                X                 X
     Age                         X                X                 X
     Interests                   X                X
TARGETING
     Broad Demograhic                                               X
     Niche Demographic           X                X
     Direct Marketing                             X

         WELL DIVERSIFIED PORTFOLIO OF ADVERTISERS

Arcor
Audi
Bayer
Bellsouth
Blockbuster
British American Tobacco
Budweiser
Calvin Klein
Clorox
Coca-Cola
Colgate-Palmolive Ltda.
Compaq
D&S
Danone
DirecTV
Ford Motors Co.
Haagen-Dazs
Heineken
Kellogg's
L'Oreal Paris
McDonald's
Mercedes-Benz
Metro Goldwyn Mayer
Nestle
Nike
Nintendo
Peugeot
Philip Morris
Polo Ralph Lauren

Procter & Gamble
Sun Microsystems
Unilever
Volkswagen

                                    CLAXSON
                               INTERACTIVE GROUP
                             FINANCIAL HIGHLIGHTS


                              FINANCIAL STRENGTH

Strong growth outlook
Substantial revenue and cost synergies
Significant financial flexibility
Strong shareholder commitment
Fully funded business plan

                         IAMP OPERATIONAL TRACK RECORD

Net Revenues (US$ in MM)
     1H99                         $40.5
     1H00                         $54.0

     33% growth

EBITDA (US$ in MM)

     1H99                         $1.5
     1H00                         $8.3

     453% growth

                       EL SITIO OPERATIONAL TRACK RECORD

GROWTH IN REVENUES & PAGE VIEWS
Quarterly Page Views (MM)

     2Q99            approximately 50
     3Q99            approximately 110
     4Q99            approximately 250
     1Q00            approximately 400
     2Q00            approximately 610

Net Revenues (US$ in MM)

     2Q99            $0.5
     3Q99            $0.8
     4Q99            $5.3
     1Q00            $5.6
     2Q00            $7.5

ADVERTISING REVENUES PER
THOUSAND PAGE VIEWS

                     1Q00                  2Q00
                    -------               ------
El Sitio             $6.88                 $8.14
Starmedia            $4.79                 $5.10
Terra                $3.17                 $3.30

Note:  Management Figures

                             PRO FORMA FINANCIALS
                            PRO FORMA NET REVENUES
                                  (US$ in MM)

                       1H99       2H99       1H00
                       ------     ------     ------
Advertising            $15.4      $20.4      $26.8
Subscription           $24.2      $30.3      $36.1
Other                  $ 1.6      $ 1.0      $ 4.1

Total                  $41.2      $51.7      $67.0

25% Growth from 1H99 to 2H22
30% Growth from 2H99 to 1H00

                       ACCELERATED PATH TO PROFITABILITY

Increase audience & advertising market share
-    Cross-promote content offerings
-    Create larger customer base
-    One-stop-shop for advertisers

Rationalize cost
-    Reduce G&A
-    Increase sales force efficiency
-    Leverage content and branding across platforms

                  Estimated recurring synergies of US$10-12MM


                             PRO FORMA FINANCIALS
                    Twelve months ended 6/30/00 (in US$ MM)

CONSOLIDATED PRO FORMA
INCOME STATEMENT

Revenue  $118.7
EBITDA   ($35.7)

CONSOLIDATED PRO FORMA
BALANCE SHEET

Cash                              $118.6
Total Assets                      $588.3
Long-Term Debt                    $116.3
Stockholders' Equity              $409.0


                             INVESTMENT HIGHLIGHTS

Leading media convergence in Latin America
Solid business model
Valuable & proprietary branded content
New & interactive approach to our market
Leveraging leading brands across multiple platforms
Strong shareholder commitment
 ...With a Clear Path to Profitability

    CISNEROS TELEVISION             EL SITIO                     IAMP
        GROUP CTG             tu lugar en internet          IBERO-AMERICAN
                                                            MEDIA PARTNERS

                                    CLAXSON
                               Interactive Group

       The Creation of a Leading Ibero American Branded Content Company

     The Cisneros Group of Companies                     Hicks Muse


                            SHAREHOLDERS FACT SHEET

The Cisneros Group of Companies
     - One of Latin America's most prestigious, largest and diversified private enterprises
     - Leadership in broadcast television, DTH and pay TV programming through Venevision, Univision, Galaxy Latin America, Via Digital and Cisneros Television Group
     - An investment portfolio of over 50 joint ventures, partnerships and companies in the United States, Latin America and Europe
     - One of the few groups that invests across Ibero America (Latin America, Spain, Portugal and US Hispanics)
     - A strategic focus and over 35 years of experience in building a global communications enterprise
Hicks, Muse, Tate & Furst
     -   Over  US$2.6 billion invested in media in Latin America
     - One of the leading private investment firms in the U.S., Hicks Muse specializes in leveraged acquisitions of established operating companies
     - Has substantial resources in committed equity capital and the ability to structure and arrange financing on acquisitions of virtually any size
     - Since its formation in 1989, Hicks Muse has completed or currently has pending more than 370 transactions with an aggregate capital value in excess of US$44 billion
     - In Latin America, Hicks Muse has invested or committed to invest approximately US$1 billion in such companies as CEI, Cablevision, Intercable, MVS Multivision, International Outdoor Advertising, TV Cidade and the Corinthians Football Club
     - Focus on the media and entertainment sector, through control of significant holdings in Marcus Cable, Sunrise Television, LIN Television, and Clear Channel Communications